CORRESPONDENCE

GREIF, INC.

425 Winter Road

Delaware, Ohio 43015

April 14, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 25049

Re: Greif, Inc.

Form 10-K for Fiscal Year Ended October 31, 2014 Filed January 21, 2015

File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the March 25, 2015, comment letter (the “March 25 comment letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) to Lawrence A. Hilsheimer, Chief Financial Officer of Greif, Inc. (the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2014 (the “2014 Form 10-K”) and Form 10-Q for the fiscal quarter ended January 31, 2015 (the “2015 1Q Form 10-Q”). Please note that the Staff granted the Company an extension to April 23, 2015, to respond to the March 25 comment letter.

The Company respects the comments of the Staff and desires to explain the Company’s approach and methodology regarding the disclosures in the 2014 Form 10-K and the 2015 1Q Form 10-Q. As a general matter, the Company endeavored to observe the Staff’s “disclosure effectiveness project” and the public statements of the Staff by providing efficient disclosure that minimized redundancy. Management believes that the information provided in this letter demonstrates that the disclosures set forth in the 2014 Form 10-K and 2015 1Q Form 10-Q are materially consistent with the 2014 letters provided by the Company in response to the Staff’s September 25, 2014 comment letter and with the requirements of applicable law. Management appreciates the Staff’s views and agrees that there are certain instances where the balance struck between repetition and additional clarity could be enhanced. This letter provides some examples of how those disclosures will be improved in future filings. However, management does not believe that there were any omissions of material information that would require an amendment to the 2014 Form 10-K or 2015 1Q Form 10-Q.

For convenience, each comment contained in the March 25 comment letter is repeated below (in italics) followed by the Company’s response.

Form 10-K for Fiscal Year Ended October 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

Year 2014 Compared to Year 2013, page 22

1.	We note your foreign operations represent 55-58% of net sales for each of the three periods presented. Foreign earnings before income taxes has steadily declined as a percentage of total income before income tax expense for each period presented with fiscal year 2014 at (10.8)% of the total, fiscal year 2013 at 33% of the total, and fiscal year 2012 at 39.7% of the total. Please include a discussion and analysis of the impact your foreign operations are having on your consolidated results of operations along with the material factors impacting your foreign results of operations, especially in light of the disparity in the percentage of total net sales versus total income before income tax expense. Please provide the discussion and analysis at the jurisdictional level. Please discuss the specific business, economic and competitive factors that caused the material increase in your US profit margin. The expanded disclosures should enable a reader to understand the magnitude of the impact of each material factor discussed. Also, please disclose whether these trends are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

While the Company acknowledges that its non-U.S. income before income tax expense has declined as a percent of consolidated income before income tax expense for each of the last three fiscal years, the Company does not believe that this decline reflects a trend in the Company’s operations, as indicated by the Staff’s comment, or required additional disclosure in Management’s Discussion and Analysis on a geographic or jurisdictional level in the 2014 Form 10-K. Rather, the percentage decline resulted from impairment charges, which impacted only non-U.S. income before income tax expense, and Timberland gains, which impacted only U.S. income before income tax expense.

With respect to the Timberland gains, these gains arose from a single, approximately $90 million timberland sale agreement that was closed in multiple phases between the fourth quarter of 2013 and the first quarter of 2015. With respect to the impairment charges, a significant portion of such charges related to the underutilization of equipment and facilities and the ultimate shutdown of the Company’s fabric hub in the Kingdom of Saudi Arabia. The Company notes that Timberland gains and impairment charges are treated as special items in its press releases because these items are not representative of ongoing operations and their exclusion provides a more stable platform to compare the Company’s current and historical performance. The Company also notes that Timberland gains and impairment charges did not have an impact on net sales (U.S. or non-U.S.) for any of the referenced fiscal years.

The Company’s impairment charges and Timberland gains were described in the 2014 Form 10-K as follows:

•	Goodwill impairment charges of $50.3 million and non-cash asset impairment charges of $29.5 million were recognized with respect to the Company’s non-U.S. operations for fiscal year 2014. Non-cash asset impairment charges of $6.0 million were recognized with respect to the Company’s U.S. operations for fiscal year 2014. Please see pages 23, 26, 32, 36 and 37 of the 2014 Form 10-K and Note[1] 6 – Goodwill and Other Intangible Assets and Note 10 – Financial Instruments and Fair Value Measurement for disclosures concerning these impairment charges.

•	Non-cash asset impairment charges of $25.5 million were recognized with respect to the Company’s non-U.S. operations for fiscal year 2013. Non-cash asset impairment charges of $5.9 million were recognized with respect to the Company’s U.S. operations for fiscal year 2013. Please see pages 23, 27 and 37 of the 2014 Form 10-K and Note 6 and Note 10 for disclosures concerning these impairment charges.

•	Non-cash asset impairment charges of $10.5 million were recognized with respect to the Company’s non-U.S. operations for fiscal year 2012. Non-cash asset impairment charges of $2.7 million were recognized with respect to the Company’s U.S. operations for fiscal year 2012. Please see page 27 of the 2014 Form 10-K and Note 6 and Note 10 for disclosures concerning these impairment charges.

•	Timberland gains of $17.1 million and $17.3 million were recorded in the Company’s Land Management segment, which operates only in the U.S., for fiscal years 2014 and 2013, respectively. These Timberland gains increased the Company’s U.S. income before income tax expense for those fiscal years. No Timberland gains were recorded for fiscal year 2012. Please see page 25 of the 2014 Form 10-K and Note 1 – Basis of Presentation and Summary of Significant Accounting Policies and Note 5 – Assets and Liabilities Held for Sale and Disposals of Property, Plant And Equipment, Net for disclosures concerning Timberland gains.

Excluding the impact of the foregoing impairment charges and Timberland gains, the Company’s non-U.S. income before income tax expense as a percentage of consolidated income before income tax expense was materially consistent for the periods presented in the 2014 Form 10-K.

In comparing fiscal years 2013 and 2012, the increase in U.S. income before income tax expense as a percent of consolidated income before income tax expense, or profit margin, was primarily attributable to the $17.3 million of Timberland gains recorded in fiscal year 2013, as no Timberland gains were recorded for fiscal year 2012. In addition, operating profit in the Company’s Paper Packaging segment, which operates exclusively in the U.S., increased by approximately 48% ($40.3 million) in fiscal year 2013 compared to fiscal year 2012 due to higher prices and volumes as explained in the segment level section of Management’s Discussion and Analysis. Otherwise, profit margin for U.S. operations was materially consistent for fiscal year 2013 compared to fiscal year 2012.

[1]

Except as otherwise described, any reference to a “Note” in this letter is intended to refer to the Notes to Consolidated Financial Statements of Greif, Inc. and Subsidiary Companies included in Item 8 of the 2014 Form 10-K.

Management of the Company does not currently anticipate any material Timberland gains, beyond the amount recorded during the first fiscal quarter of 2015, in fiscal year 2015.

In view of the Staff’s comments, to improve the Company’s disclosures in future filings, beginning with its Form 10-Q for the fiscal quarter ending April 30, 2015 (the “2015 2Q Form 10-Q”), the Company will include enhanced disclosures within the appropriate section(s) of Management’s Discussion and Analysis.

Segment Review, page 23

2.	In your letter dated October 23, 2014, you stated that you will quantify the impact of the factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and the segment level. However, it does not appear as though you have consistently quantified the impact of material factors contributing the changes in line items. One example is your analysis of the increase in the Flexible Products & Services segment’s operating loss for fiscal year 2014, in which you attribute the increase in loss to three factors but do not quantify any of these factors. As previously requested, please quantify the impact of each factor when multiple factors contribute to material changes in a line item. Please refer to the guidance in Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Sections 501.04 and 501.12.b. of the Financial Reporting Codification.

The Company acknowledges the statements made in its response letter dated October 23, 2014 and believes that the 2014 Form 10-K included such quantification in several places.

In the example noted above for the Flexible Products & Services segment, the Company believes that the three factors referenced to justify the increase in the operating loss were quantified in other places within the 2014 Form 10-K. The three factors referenced were the occupation of the Company’s manufacturing facility in Turkey during the second quarter of 2014, non-cash asset impairment charges and the offset resulting from the gain on sale of the Company’s multiwall packaging business during the fourth quarter of 2014.

Below is a summary indicating where these factors have been disclosed in order to materially explain the increased operating loss of approximately $67 million for the Flexible Products & Services segment from $11.7 million for fiscal year 2013 to $78.6 million for fiscal year 2014.

Turkey

•	The Company quantified the impact of the occupation of its manufacturing facility in Turkey when it explained the decrease in net sales for Flexible Products & Services in the segment review section of Management’s Discussion and Analysis (page 25 of the 2014 Form 10-K). This disclosure provided that “[t]he 5.1 percent decrease in net sales for 2014 compared with 2013 was primarily due to a 5.9 percent decrease in sales volumes related to the continuing impact of the occupation of our manufacturing facility in Turkey during the second quarter of 2014.” The decrease in sales lowered gross profit and contributed to the increase in the operating loss in the Flexible Products & Services segment.

Non-cash Impairment Charges

•	The $50.3 million of goodwill impairment charges plus the $24.0 million of non-cash asset impairment charges in fiscal year 2014 and the $11.0 million of non-cash asset impairment charges for the Flexible Products & Services segment in fiscal year 2013 were disclosed and discussed in the “Goodwill and Indefinite-Lived Intangibles” (page 36 of the 2014 Form 10-K) and “Properties, Plants and Equipment” (page 37 of the 2014 Form 10-K) in the Critical Accounting Policies section of Management’s Discussion and Analysis, as well as on pages 23, 26 and 27 of Management’s Discussion and Analysis section.

•	In Note 10 – Financial Instruments and Fair Value Measurements, the Company disclosed that “[d]uring the year ended October 31, 2014, the Company wrote down long-lived assets with a carrying value of $58.0 million to a fair value of $22.5 million, resulting in recognized asset impairment charges of properties, plants and equipment of $35.5 million, consisting of: $11.5 million for assets in the Rigid Industrial Packaging & Services segment related to the third quarter 2014 impairment of assets to be sold for a loss in the fourth quarter of 2014, underutilized and damaged equipment, and unutilized facilities in Europe; and $24.0 million for assets in Flexible Products & Services segment related to underutilized equipment and the shutdown of the fabric hub in the Kingdom of Saudi Arabia. The impairment charges in the Flexible Products & Services segment included $15.7 million related to assets valued on the basis of their highest and best use.”

•	The Company also disclosed in Note 10 that, for fiscal year 2013, the $11.0 million asset impairment charge for assets in Flexible Products & Services segment “related to underutilized equipment which was valued on the basis of their highest and best use.”

•	In Note 6 – Goodwill and Other Intangible Assets, the Company disclosed the $50.3 million goodwill impairment charge for the Flexible Products & Services segment. The $50.3 million of goodwill impairment plus the $24.0 million of non-cash asset impairment charges resulted in a total of $74.3 million of impairment charges in 2014.

•	As disclosed in Note 10, the Flexible Products & Services segment recognized $11.0 million of non-cash asset impairment charges in 2013, thus resulting in a quantified increase of $63.3 million of impairment charges when comparing the periods presented in the 2014 Form 10-K, which increased that segment’s operating loss.

Sale of Multiwall Packaging Business

•	The Company quantified the gain on the sale of its multiwall packaging business both in the “Acquisitions and Divestitures” of the Liquidity and Capital Resources section of Management’s Discussion and Analysis (page 32 of the 2014 Form 10-K) and in Note 2 – Acquisitions and Divestitures, by disclosing that there “were also divestitures of businesses in the Flexible Products & Services and Paper Packaging segments that resulted in gains of $18.3 million and $4.2 million, respectively, which included the write-off of allocated goodwill.” The entire $18.3 million gain was related to the gain on sale of the Company’s multiwall packaging business and partially offset the negative impacts of the non-cash asset impairment charges and the occupation of the manufacturing facility in Turkey.

In view of the Staff’s comments, to improve the transparency of the Company’s disclosures in future filings, beginning with the 2015 2Q Form 10-Q, the Company will include enhanced disclosures of the factors impacting results within the segment review section of Management’s Discussion and Analysis.

Other Income Statement Changes, page 26

Income Tax Expense, page 26

3.	In your letter dated October 23, 2014, you provided us with the expanded disclosure you expected to include in your fiscal year 2014 Form 10-K for the analysis of your effective tax rate for fiscal years 2013 and 2012 in response to comment 7 in our letter dated September 25, 2014. Please tell us why you did not include this expanded disclosure in your fiscal year 2014 10-K.

The Company acknowledges that there is a difference between the language in the Company’s October 23, 2014 response letter and the language included in the 2014 Form 10-K. This difference was due to factors not foreseeable by the Company at the time that such response was provided to the Staff. The “expanded disclosure” contained in the Company’s response letter dated October 23, 2014 was as follows:

The primary driver of the increase in the effective tax rate was the change in the mix of pre-tax book income from lower taxed non-US jurisdictions to the US. The October 31, 2012 pre-tax book income mix was 59.7% attributable to the US and 40.3% attributable to non-US jurisdictions. The October 31, 2013 pre-tax book income mix was 67.0% attributable to the US and 33.0% attributable to non-US jurisdictions. The total October 31, 2013 pre-tax book income increase was $58.3 million compared to the prior year. 90.6% of this increase occurred in the US, which is a higher tax rate jurisdiction. The non-US pre-tax book income for October 31, 2013 and 2012 was $80.3 million and $74.8 million, respectively. The $5.5 million increase represents 9.4% of the total pre-tax book income increase for October 31, 2013 as compared to the prior year. Another driver was the effect of the valuation allowances on the incremental increases in net deferred tax assets. Net deferred tax assets include net operating losses.

For fiscal 2013 and 2012, the Company disclosed its non-U.S. three-year pre-tax book income comparison in Note 12 - Income Taxes. In addition, this disclosure included an explanation that the non-U.S. pre-tax loss was primarily a result of the impairment of non-deductible goodwill. The exclusion of the pre-tax income mix comparison from the tax disclosure included in Management’s Discussion and Analysis was an oversight and language such as the above will be included in future filings.

Historically, the amount of income attributable to U.S. versus non-U.S. income (sometimes referred to as the mix) is one of the primary drivers impacting the Company’s effective tax rate. The above language was prepared prior to the end of the Company’s fiscal year, and as of October 23, 2014 (the date of the Company’s response letter), the Company believed that such disclosure was appropriate based on the facts that existed on that date. However, as the Company gained more information in the process of completing its 2014 financial statements, it became clear that several specific factors, both individually and collectively, would be the primary drivers impacting the fiscal 2014 effective tax rate. As a result, reliance on the “expanded disclosure” described above would have been incomplete and would not have provided readers with a clear understanding of the factors truly driving the Company’s 2014 fiscal year effective tax rate. For example, the Company’s fiscal 2014 effective tax rate was very high at 72.8%, which would have been indicative of the potential existence of an atypical factor, potentially several, contributing to such a result.

As a result of the new information gained after October 23, 2014, management decided to provide disclosure that it believed better accounted for, and more completely described, the factors materially impacting the effective tax rate for fiscal year 2014. These factors consisted of increases in valuation allowances, increases in uncertain tax positions, and divestitures of certain operations involving the write-off of goodwill for book purposes for which no tax basis existed, as well the recognition of the impairment of goodwill for which no tax basis existed. The disclosure and impact of these factors was included on pages 30 and 31 of the 2014 Form 10-K as part of Management’s Discussion and Analysis, Other Income Statement Changes, Income Tax Expense.

4.

In your letter dated October 23, 2014, you stated that you will “include a more comprehensive analysis of the factors impacting [your] effective tax rate. To the extent that changes in the jurisdictional earnings mix and/or tax laws are a factor, [you] will provide an analysis of the jurisdictions that had a material impact on the rate change.” You also stated that the increase in the valuation allowance were primarily attributable to Spain, France, Germany and Brazil due to the continued insufficient future income to support the realization of the corresponding deferred tax assets. While you did disclose the jurisdictions that caused the increase in the valuation allowance, there was no disclosure regarding the facts and circumstances that led to the conclusion that the foreign net operating losses for these jurisdictions are considered unrealizable using the more likely than not scale. Whether you disclose in your results of operations or critical accounting policies section of MD&A, the material positive and negative factors that were assessed in determining the realizability of your deferred tax assets should be disclosed. For those material jurisdictions impacting your effective tax rate whether through an increase in the valuation allowance, differences in statutory rate, or volatility in income/(loss) before income tax expense, et cetera, disclosure should include those material jurisdictions’ income/(loss) before income tax expense, statutory tax rate, and effective tax rate. Please refer to comments 3 and 7 in our letter dated September 25, 2014, along with your responses in your letter dated October 23, 2014, for additional guidance.

The Company disclosed in Management’s Discussion and Analysis, Income Tax Expense, in paragraphs 4 and 5 (pages 30 and 31 of the 2014 Form 10-K) its basis for measuring and evaluating whether deferred tax assets will be realized and when it recognizes a valuation allowance in order to reduce the value of such assets to the amount believed to be more likely than not to be realized. The Company provided separate disclosure of the impact of incremental increases to existing valuation allowances, as well as the impact of new valuation allowances, along with reference to the specific jurisdictions primarily contributing to these increases. As explained and supported in detail in the Company’s response to comment 21 in the Company’s response letter dated October 23, 2014, no individual country, other than the US, is material to the Company’s results of operations or to the Company’s income tax expense. Management does not believe that a discussion by individual country would be meaningful, as no individual country significantly impacts the Company’s results. The Company conducts operations in over 50 countries.

In its future Form 10-K filings, the Company will provide enhanced disclosures of the material positive and negative factors impacting the realizability of deferred tax assets. For example, in the 2014 Form 10-K, the negative factors impacting the realizability of deferred tax assets for the jurisdictions disclosed, namely Belgium, Germany and the Netherlands, was the existence of three-year cumulative losses in those jurisdictions with no positive indicators for future taxable income.

Net (income) loss attributable to noncontrolling interests, page 26

5.	We note your disclosure stating that net (income) loss attributable to noncontrolling interests was $46.6 million and ($2.8) million for fiscal years 2014 and 2013, respectively. Please expand your disclosure to explain the reasons for the significant amount of income allocated to noncontrolling interests for fiscal year 2014.

The increase in the net loss attributable to noncontrolling interests was due to the increase in net loss attributable to the noncontrolling interest in the Company’s joint venture (referred to in the 2014 Form 10-K as the “Flexible Packaging JV”) with Dabbagh Group Holding Company Limited and its subsidiary National Scientific Company Limited. The Flexible Packaging JV owns the operations in the Flexible Products & Services segment. The Flexible Packaging JV has been consolidated into the Company’s operations as of its formation date of September 29, 2010. The loss attributable to noncontrolling interests in the Flexible Packaging JV increased from $9.1 million in fiscal year 2013 to $57.0 million in fiscal year 2014. The increase was primarily related to goodwill impairment charges of $50.3 million and non-cash asset impairment charges of 24.0 million recognized for fiscal year 2014. These impairment charges were disclosed in multiple places in the 2014 Form 10-K (please see pages 23, 26, 32, 36 and 37 of the 2014 Form 10-K).

In view of the Staff’s comments, in its Form 10-K for the fiscal year ended October 31, 2015, the Company will provide the following disclosure related to net (income) loss attributable to noncontrolling interests in the Other Income Statement changes section of Management’s Discussion and Analysis:

Net (income) loss attributable to noncontrolling interests represents the portion of earnings from the operations of our majority owned subsidiaries that was (deducted from) added to net income to arrive at net income attributable to us. Net (income) loss attributable to noncontrolling interests was $46.6 million and ($2.8) million for 2014 and 2013, respectively. The increase in net loss attributable to noncontrolling interests was due to the increase in net loss attributable to the noncontrolling interest in the Flexible Packaging JV. The increase was primarily related to goodwill impairment charges of $50.3 million and non-cash asset impairment charges of $24.0 million recognized with respect to the Company’s non-U.S. operations for fiscal year 2014.

Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page 50

Other Comprehensive Income, page 54

6.	In your letter dated October 23, 2014, you agreed to provide an analysis of the components of other comprehensive income materially impacting total comprehensive income for each period presented in response to comment 8 in our letter dated September 25, 2014. More specifically, you agreed to provide an analysis of the material changes that led to any recognized adjustments to the extent changes in minimum pension liabilities materially impacted comprehensive income. However, we did not note this analysis in your fiscal year 2014 Form 10-K. Please advise.

In the Critical Accounting Policies section of Management’s Discussion and Analysis and in the “Other Comprehensive Income” section of Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, the Company provided disclosures of the assumptions that materially impact the minimum pension liabilities recognized in other comprehensive income. The Company included a reconciliation of accumulated other comprehensive loss in Note 13 – Post Retirement Benefit Plans. Furthermore, Note 13 also disclosed the discount rate, expected return on assets, and rate of compensation increase by plan for fiscal years 2014, 2013 and 2012.

In view of the Staff’s comments, to improve the Company’s disclosures in future filings, beginning with the 2015 2Q Form 10-Q, the Company will include enhanced disclosures quantifying and discussing all material factors impacting results within the Other Comprehensive Income Changes section in Management’s Discussion and Analysis.

Form 10-Q for Fiscal Quarter Ended January 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

Segment Review, page 29

7.	In your press release dated March 4, 2015, you state that the decline in operating profit for the Rigid Industrial Packaging & Services segment for the first quarter of fiscal year 2015 as compared to the prior year period was due to (1) restructuring charges; (2) disposal of properties, plants, equipment, and businesses; (3) negative impact of foreign currency translation; (4) higher health care and pension costs; and (5) lower gross margins in Europe and North America due to product mix. In your Form 10-Q, you attribute the decline in operating income for this segment to (1) margin compression from declining raw material inputs; (2) divestitures and facility closures (i.e., restructuring charges); (3) negative impact of foreign currency translation; and (4) gains on disposal of properties, plants, equipment and businesses. While three of the factors disclosed in the press release and the Form 10-Q are the same, there are two factors disclosed in the press release that were not included in the Form 10-Q and one factor in the Form 10-Q that was not included in the press release. Please help us understand why there appears to be an inconsistency between the press release and the Form 10-Q for the first quarter of fiscal year 2015. Please refer to comment 6 in our letter dated September 25, 2014, along with your response in your letter dated October 23, 2014, for providing an analysis of the material factors identified. Please also refer to comment 5 in our letter dated September 25, 2014, along with your response in your letter dated October 23, 2014, requesting that material factors include quantification of the impact to the line item.

The Company acknowledges the inconsistencies noted by the Staff and provides the following reasons for the differences:

•	“Higher health care and pension costs” was included in the press release as a factor in the decline in operating profit for the Rigid Industrial Packaging & Services segment for the first quarter of fiscal year 2015, but such factor was omitted from discussion in the 2015 1Q Form 10-Q. Management acknowledges its inadvertent omission of this factor in the 2015 1Q Form 10-Q, but considers the $0.8 million of higher health care and pension costs to be immaterial.

•	“Lower gross margins in Europe and North America due to product mix” was included in the press release, but not in the 2015 1Q Form 10-Q, while “margin compression from declining raw material inputs” was included in the 2015 1Q Form 10-Q, but not in the press release, as a factor contributing to the decline in operating profit. The Company adjusted the description of this factor from the press release to the 2015 1Q Form 10-Q to further clarify the drivers of the Company’s margin changes in response to feedback during the Company’s earnings call on March 5, 2015. Thus, while stated differently in the press release and the 2015 1Q Form 10-Q, the Company was referring to the same factor.

The Company refers to comments 5 and 6 in its response letter dated on October 23, 2014 and notes the statement that the Company would provide a quantified analysis of material factors identified as impacting the line items comprising income from continuing operations. In that regard, management believes that the factors impacting the decline in operating income for the Rigid Industrial Packaging & Services segment were adequately quantified and disclosed in the 2015 1Q Form 10-Q. With respect to the Staff’s comment, factor (4) was quantified in the 2015 1Q Form 10-Q in Note 5 – Assets and Liabilities Held For Sale and Disposals of Property, Plant and Equipment, Net, to the financial statements included therein, and factors (1), (2), and (3) were quantified in the 2015 1Q Form 10-Q in the Net Sales paragraph of the Rigid Industrial Packaging & Services Segment Review section of Management’s Discussion and Analysis on page 29.

In view of the Staff’s comment, management is enhancing its internal processes to assure consistency of disclosures in its press release with those in its filings with the Commission.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at your convenience.

Very truly yours,

By	/s/ Lawrence A. Hilsheimer
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer